Austrian

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08000716

SUPPL

January 31, 2008

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES AG

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG, registered with Vienna Commercial Court under FN 111000k, registered Office in Vienna, DVR 0091740

20000496

Austrian

January 31, 2008

Ad-hoc Release

MOHAMED BIN ISSA AL JABER ANNOUNCES INTEREST IN STRATEGIC INVESTMENT IN AUSTRIAN AIRLINES AG

Mohamed Bin Issa Al Jaber, Austrian Saudi-Arabian businessman and owner of hotels in Vienna (including the recently opened luxury hotel 'The Ring'), has announced his interest in acquiring a strategic participation for approximately EUR 150 million in Austrian Airlines AG. Intensive negotiations are currently underway, although no resolutions have yet been passed. The Management Board will provide the Supervisory Board with comprehensive details of the situation at the next Supervisory Board meeting on 12 March 2008. Such investment could be realized by way of shareholders resolution on a capital increase excluding the subscription rights. One precondition for such an investment is the safe-guarding of an Austrian majority within the syndicate managed by ÖIAG.

A strategic investment of this nature would be to support the expansion strategy of Austrian Airlines AG in the Middle East.

At the same time, the companies will strive to conclude a cooperation agreement in the tourist sector, where the corporate group JJW Hotels & Resorts, belonging to the investor, is active.

Rückfragehinweis / For further information:
Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com; www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2 A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

Die Angaben zur Offenlegung gemäß §§ 24 und 25 Mediengesetz sind unter www.austrian.com auffindbar / Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

END